John Hancock Funds III

601 Congress Street

Boston, Massachusetts 02210-2805

August 22, 2011

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds III — File No. 333-125838; 811- 21777

Post-Effective Amendment to Registration Statement on Form N-1A filed July 1, 2011

Dear Mr. Thompson:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you conveyed to us in a telephone conversation on Monday, August 15, 2011 and Thursday, August 18, 2011, with respect to post-effective amendment no. 31 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 33 under the Investment Company Act of 1940, as amended, to the Registration Statement of John Hancock Funds III (the “Trust”) on Form N-1A (the “Amendment”), which was filed with the SEC on July 1, 2011 pursuant to Rule 485(a) under the Securities Act (Accession No. 0000950123-11-063664). The purpose of the Amendment is to register new Class R6 shares of John Hancock Disciplined Value Fund (the “Fund”), a series of the Trust.

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses. We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s responses. Capitalized terms have the same meanings as used by the Trust in the Amendment.

I.              Prospectus Comments

1.           Comment — Summary Prospectus.  Please state whether the Fund intends to use a Summary Prospectus in accordance with Rule 498 under the Securities Act, and, if so, please provide a sample of the legend that will be included at the beginning of the Summary Prospectus.

Response.  The Fund intends to use a Summary Prospectus, which will be filed with the SEC in accordance with Rule 497(k) under the Securities Act. The following is the legend that will be included at the beginning of the Summary Prospectus:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks. You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports, online at www.jhfunds.com/Forms/Prospectuses.aspx. You can also get this information at no cost by calling 1-888-972-8696 or by sending an e-mail request to info@jhfunds.com. The fund’s prospectus and statement of additional information both dated 8-30-11, and most recent financial highlights information included in the shareholder report, dated 3-31-11, are incorporated by reference into this Summary Prospectus.

Securities and Exchange Commission

August 22, 2011

2.           Comment — Fund summary — Past performance.  On page 3, in the introductory section under the heading “Past performance,” please delete the description of the Fund’s primary broad-based securities market index. Also, in accordance with Instruction 2(b) to Item 4(b)(2) of Form N-1A, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table.

Response.  The requested change regarding the Fund’s primary broad-based securities market index has been made. With respect to the additional index, the requested disclosure has been provided.  The following disclosure has been added to this section:

The S&P 500 Index shows how the Fund’s performance compares with the returns of an index of stocks with a broad range of market capitalizations.

3.           Comment — Fund summary — Past performance — Average annual total returns.  On page 4, in the “Average annual total returns table” under the heading “Past performance,” please reverse the order of the Fund’s two benchmark indices, placing the S&P 500 Index above the Russell 1000 Value Index.

Response.  We have confirmed with the Fund’s portfolio management team that the Russell 1000 Value Index is the Fund’s primary broad-based securities market index.  Accordingly, no change has been made to the order of the two indices.

II.            Statement of Additional Information (“SAI”) Comments

4.           Comment — SAI — Appendix B.  In Appendix B, under the heading “Compensation,” please describe with specificity the criteria upon which the discretionary bonus paid to the Fund’s portfolio managers is based, in accordance with Item 20(b) of Form N‑1A.

Response.  The following has been added to the disclosure in Appendix B of the SAI, under the heading “Compensation”:

All investment professionals receive a variable compensation package comprised of an industry competitive base salary and a discretionary bonus and long-term incentives. Through Robeco’s bonus program, key investment professionals are rewarded primarily for strong investment performance.

Typically, bonuses are based upon a combination of one or more of the following four criteria:

1.        Individual Contribution: a subjective evaluation of the professional’s individual contribution based on the individual’s goals and objectives established at the beginning of each year;

2.        Product Investment Performance: performance of the investment product(s) with which the individual is involved versus the pre-designed index, based on the excess return;

3.        Investment Team Performance: the financial results of the investment group; and

4.        Firm-wide Performance: the overall financial performance of Robeco.

Total revenues generated by any particular product affect the total available bonus pool for the analysts and Portfolio Managers associated with that product. The discretionary bonus assessment is done annually. In the case of the Fund, product investment performance is based on the Fund’s 1-, 3-, and 5-year performance compared to its market benchmark, the Russell 1000 Value Index, and compared to its consultant peer group for large cap value.   Returns are evaluated on a pre-tax basis.

Securities and Exchange Commission

August 22, 2011

In addition, Robeco offers a profit participation plan focused on the firm's investment professionals whereby participants receive the equivalent of an equity stake in the firm based on a combination of factors, including the product investment performance and the investment professional’s seniority and longevity with Robeco.  The incentive plan provides for the issuance of restricted shares and options that vest over multi-year periods.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the Staff’s comments. Thank you for your prompt attention to these matters. We hope that these foregoing responses adequately address the comments. If you have any questions, please do not hesitate to contact me at (617) 663-4324.

Sincerely,

/s/ Nicholas J. Kolokithas

Nicholas J. Kolokithas

Assistant Secretary
John Hancock Funds III